Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2006 Third Quarter Financial Results
Thursday, November 2, 2006 at 11:00 a.m. E.T.
NEW YORK, September 29, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its third quarter results will be released prior to the market open on Thursday, November 2, 2006. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2006 third quarter results on Thursday, November 2, 2006 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Craig Laurie, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s Web site www.brookfieldproperties.com, before the market open on November 2, 2006.
To participate in the conference call, please dial 866-202-4367; pass code 93873032, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through November 9, 2006 by dialing 888-286-8010, pass code 26163958. A live web cast of the call will be available at www.brookfieldproperties.com for 30 days.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises of 58 commercial properties totaling 47 million square feet and eleven development sites totaling 8.5 million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.